Term sheet
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 164-A-I dated March 27, 2009

JPMORGAN CHASE & CO.

Term sheet to
Product Supplement No. 164-A-I
Registration Statement No. 333-155535
Dated August 23, 2010; Rule 433

Structured Investments	JPMorgan Chase & Co.
	$
	Quarterly Review Notes Linked to Platinum due September 13, 2011

General

- The notes are designed for investors who seek early exit prior to maturity at a premium if, on any of the four Review Dates, the Platinum Price is at or above the Trigger Price applicable to that Review Date. If the notes are not automatically called, investors are protected against up to a 10% decline of the Platinum Price on the final Review Date but if the Platinum Price declines by more than 10% from the Commodity Starting Level, you will lose 1.11111% of the principal amount of notes for every 1% decline in the Commodity Closing Level as compared to the Commodity Starting Level. You will lose some or all of your principal if the Platinum Price declines by more than 10% from the Commodity Starting Level. Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest payments, in exchange for the opportunity to receive a premium payment if the notes are called. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- The first Review Date, and therefore the earliest date on which a call may be initiated, is November 30, 2010[†].
- Senior unsecured debt obligations of JPMorgan Chase & Co. maturing September 13, 2011[†].
- Minimum denominations of $1,000 and integral multiples thereof.
- **The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 164-A-I, will supersede the terms set forth in product supplement no. 164-A-I.**
- The notes are expected to price on or about August 27, 2010 and are expected to settle on or about September 1, 2010.

Key Terms

Automatic Call:	If the Platinum Price on any Review Date is greater than or equal to the Trigger Price, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium.
Trigger Price:	**100% of the Commodity Starting Level for each Review Date.**
Payment if Called:	For every $1,000 principal amount note, you will receive one payment of $1,000 *plus* a call premium calculated as follows:

- 2.50% × $1,000 if called on the first Review Date
- 5.00% × $1,000 if called on the second Review Date
- 7.50% × $1,000 if called on the third Review Date
- 10.00% × $1,000 if called on the final Review Date

If the notes are automatically called on a Review Date other than the final Review Date, we will redeem each note and pay the applicable call premium on the third business day after the applicable Review Date[†]. If the notes are called on the final Review Date, we will redeem each note and pay the applicable call premium on the Maturity Date[†].

Payment at Maturity:	If the notes are not called and a mandatory redemption is not triggered and the Commodity Closing Level declines from the Commodity Starting Level by up to 10%, you will receive the principal amount of your notes at maturity.

If the notes are not called and a mandatory redemption is not triggered and the Commodity Closing Level declines from the Commodity Starting Level by more than 10%, you will lose 1.11111% of the principal amount of your notes for every 1% decline in the Commodity Closing Level beyond 10%, as compared to the Commodity Starting Level and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Commodity Return} + 10.00\%) \times 1.11111]$$

Assuming the notes are not called, you will lose some or all of your initial principal amount note at maturity if the Commodity Closing Level has declined by more than 10% from the Commodity Starting Level.

Buffer Amount:	10%
Downside Leverage Factor:	1.11111
Commodity Return:	$\dfrac{\text{Commodity Closing Level} - \text{Commodity Starting Level}}{\text{Commodity Starting Level}}$
Commodity Starting Level:	An intra-day price of platinum on the next succeeding trading day following the pricing date, to be determined on such date in the sole discretion of the calculation agent. Although the calculation agent will make all determinations and take all action in relation to establishing the Commodity Starting Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Commodity Starting Level, that might affect the value of your notes.
Commodity Closing Level:	The Platinum Price on the final Review Date.
Review Dates[†]:	November 30, 2010 (first Review Date), February 28, 2011 (second Review Date), May 31, 2011 (third Review Date) and September 6, 2011 (final Review Date), or if any such day is not a business day, the applicable Review Date will be the following business day.
Platinum Price:	On any trading day, the official afternoon platinum fixing per troy ounce gross of platinum for delivery in Zurich through a member of the London Platinum and Palladium Market (the "LPPM") authorized to effect such delivery, stated in U.S. dollars, as calculated by the LPPM and displayed on Bloomberg under the symbol "PLTMLNPM", on such trading day.
Maturity Date[†]:	September 13, 2011
CUSIP:	48124AZN0

[†]Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" or "Description of Notes — Automatic Call," as applicable, in the accompanying product supplement no. 164-A-I or early acceleration in the event of a commodity hedging disruption event as described under "Supplemental Terms of the Notes" and "Selected Risk Considerations — Commodity Spot Contracts Are Subject to Uncertain Legal and Regulatory Regimes" herein.

Investing in the Quarterly Review Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 164-A-I and "Selected Risk Considerations" beginning on page TS-3 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 164-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying product supplement no. 164-A-I or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The estimated cost of hedging includes the projected profits, which in no event will exceed $10.00 per $1,000 principal amount note, that our affiliates expect to realize in consideration for assuming the risk inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss. For additional related information, please see "Use of Proceeds" beginning on page PS-17 of the accompanying product supplement no. 164-A-I.

(2) Please see "Supplemental Plan of Distribution (Conflicts of Interest)" on page TS-5 of this term sheet for information about fees and commissions.

The agent for this offering, J.P. Morgan Securities Inc., which we refer to as JPMSI, is an affiliate of ours. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page TS-5 of this term sheet.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

August 23, 2010

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 164-A-I dated March 27, 2009. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 164-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 164-A-I dated March 27, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209001297/e34952_424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Supplemental Terms of the Notes

Notwithstanding anything to the contrary in the accompanying product supplement no. 164-A-I, for purposes of these notes, the eighth bullet under the section titled "General Terms of the Notes — Market Disruption Event" shall not apply.

The following additional terms shall apply to the notes:

Commodity Hedging Disruption Event

"Commodity hedging disruption event" means:

"(a) due to (i) the adoption of, or any change in, any applicable law, regulation, rule or order (including, without limitation, any tax law); or (ii) the promulgation of, or any change in, the interpretation, application, exercise or operation by any court, tribunal, regulatory authority, exchange or trading facility or any other relevant entity with competent jurisdiction of any applicable law, rule, regulation, order, decision or determination (including, without limitation, as implemented by the U.S. Commodities Futures Trading Commission or any exchange or trading facility), in each case occurring on or after the pricing date, the calculation agent determines in good faith that it is contrary (or upon adoption, it will be contrary) to such law, rule, regulation, order, decision or determination for us to purchase, sell, enter into, maintain, hold, acquire or dispose of our or our affiliates' (A) positions or contracts in securities, options, futures, derivatives or foreign exchange or (B) other instruments or arrangements, in each case, in order to hedge our obligations under the notes (in the aggregate on a portfolio basis or incrementally on a trade by trade basis) ("hedge positions"), including (without limitation) if such hedge positions (in whole or in part) are (or, but for the consequent disposal thereof, would otherwise be) in excess of any allowable position limit(s) in relation to any commodity traded on any exchange(s) or other trading facility (it being within the sole and absolute discretion of the calculation agent to determine which of the hedge positions are counted towards such limit); or

(b) for any reason, we or our affiliates are unable, after using commercially reasonable efforts, to (i) acquire, establish, reestablish, substitute, maintain, unwind or dispose of any transaction(s) or asset(s) the calculation agent deems necessary to hedge the risk of entering into and performing our commodity-related obligations with respect to the notes, or (ii) realize, recover or remit the proceeds of any such transaction(s) or asset(s)."

Consequences of a Commodity Hedging Disruption Event

If a commodity hedging disruption event occurs, we will have the right, but not the obligation, to accelerate the payment on the notes by providing, or causing the calculation agent to provide, written notice of our election to exercise such right to the trustee at its New York office, on which notice the trustee may conclusively rely, as promptly as possible and in no event later than the business day immediately following the day on which such commodity hedging disruption event occurred. The amount due and payable per $1,000 principal amount note upon such early acceleration will be determined on the date on which we deliver notice of such acceleration by the calculation agent in good faith and a commercially reasonable manner and will be payable on the fifth business day following the day the calculation agent delivers notice of such acceleration. We will provide, or will cause the calculation agent to provide, written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days prior to the date on which such payment is due. For the avoidance of doubt, the determination set forth above is only applicable to the amount due with respect to acceleration as a result of a commodity hedging disruption event.

Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (*i.e.*, not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the Platinum Price as shown under the column "Platinum Appreciation/Depreciation at Review Date." The following table assumes a Commodity Starting Level of $1,500 and a hypothetical Trigger Price of $1,500 on each Review Date (which is not the actual Commodity Starting Level or Trigger Price applicable to these notes). The table reflects the Buffer Amount of 10%, the Downside Leverage Factor of 1.11111 and that the percentages used to calculate the call premium amount applicable to the four Review Dates are 2.50%, 5.00%, 7.50% and 10.00%, respectively, regardless of the appreciation of the Platinum Price, which may be significant. There will be only one payment on the notes whether called or at maturity. An entry of "n/a" indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

Hypothetical Platinum Price at Review	Hypothetical Platinum Appreciation/ Depreciation at Review	Total Return if called at First Review Date	Total Return if called at Second Review Date	Total Return if called at Third Review Date	Total Return at Final Review Date
$2,700.00	80.00%	2.50%	5.00%	7.50%	10.00%
$2,550.00	70.00%	2.50%	5.00%	7.50%	10.00%
$2,400.00	60.00%	2.50%	5.00%	7.50%	10.00%
$2,250.00	50.00%	2.50%	5.00%	7.50%	10.00%
$2,100.00	40.00%	2.50%	5.00%	7.50%	10.00%
$1,950.00	30.00%	2.50%	5.00%	7.50%	10.00%
$1,800.00	20.00%	2.50%	5.00%	7.50%	10.00%
$1,650.00	10.00%	2.50%	5.00%	7.50%	10.00%
$1,575.00	5.00%	2.50%	5.00%	7.50%	10.00%
$1,500.00	0.00%	2.50%	5.00%	7.50%	10.00%
$1,499.99	-0.001%	n/a	n/a	n/a	0.00%
$1,425.00	-5.00%	n/a	n/a	n/a	0.00%
$1,350.00	-10.00%	n/a	n/a	n/a	0.00%
$1,200.00	-20.00%	n/a	n/a	n/a	-11.11%
$1,050.00	-30.00%	n/a	n/a	n/a	-22.22%
$900.00	-40.00%	n/a	n/a	n/a	-33.33%
$600.00	-60.00%	n/a	n/a	n/a	-55.56%
$300.00	-80.00%	n/a	n/a	n/a	-77.78%
$0.00	-100.00%	n/a	n/a	n/a	-100.00%

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The Platinum Price increases from the Commodity Starting Level of $1,500 to a Platinum Price of $1,650 on the first Review Date. Because the Platinum Price on the first Review Date of $1,650 is greater than the hypothetical Trigger Price of $1,500, the notes are automatically called, and the investor receives a single payment of $1,025 per $1,000 principal amount note.

Example 2: The Platinum Price decreases from the Commodity Starting Level of $1,500 to a Platinum Price of $1,425 on the first Review Date and is $1,500 on the second Review Date. Because (a) the Platinum Price on the first Review Date of $1,425 is less than the hypothetical Trigger Price of $1,500, and (b) the Platinum Price on the second Review Date of $1,500 is equal to the hypothetical Trigger Price of $1,500, the notes are automatically called on the second Review Date and the investor receives a single payment of $1,050 per $1,000 principal amount note.

Example 3: The Platinum Price decreases from the Commodity Starting Level of $1,500 to a Platinum Price of $1,050, $1,350 and $1,425 on the first three Review Dates, respectively, and is $1,350 on the final Review Date. Because (a) the Platinum Price on each of the first three Review Dates and the final Review Date ($1,050, $1,350, $1,425 and $1,350, respectively) is less than the hypothetical Trigger Price on each of the four Review Dates of $1,500, and (b) the Commodity Closing Level has not declined by more than 10% from the Commodity Starting Level, the notes are not called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 4: The Platinum Price decreases from the Commodity Starting Level of $1,500 to a Platinum Price of $1,350, $1,425 and $1,425 on the first three Review Dates, respectively, and is $900 on the final Review Date. Because (a) the Platinum Price on each of the first three Review Dates and the final Review Date ($1,350, $1,425, $1,425 and $900, respectively) is less than the hypothetical Trigger Price on each of the four Review Dates of $1,500, and (b) the Commodity Closing Level has declined by more than 10% from the Commodity Starting Level, the notes are not called and the investor receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-40\% + 10.00\%) \times 1.11111] = \$666.67$$

Selected Purchase Considerations

- **LIMITED APPRECIATION POTENTIAL** — If the Platinum Price is greater than or equal to the Trigger Price on a Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus (i) 2.50% × $1,000 if called on the first Review Date, (ii) 5.00% × $1,000 if called on the second Review Date, (iii) 7.50% × $1,000 if called on the third Review Date and (iv) 10.00% × $1,000 if called on the final Review Date. Because the notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.
- **POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE** — While the original term of the notes is one year, the notes will be called before maturity if the Platinum Price is at or above the relevant Trigger Price on the applicable Review Date and you will be entitled to the applicable payment corresponding to such Review Date as set forth on the cover of this term sheet.

- **LIMITED PROTECTION AGAINST LOSS** — Payment at maturity of the principal amount notes is protected against a decline in the Commodity Closing Level, as compared to the Commodity Starting Level, of up to the Buffer Amount of 10.00%. If the Platinum Price declines by more than 10.00%, you will lose 1.11111% of the principal amount for every 1% decline of the Platinum Price over the term of the notes beyond 10.00%. **If the Basket Return is -100%, you will lose your entire investment.**

- **POTENTIAL FOR EARLY EXIT AND A RETURN ON ANY REVIEW DATE, EVEN IF THE COMMODITY RETURN IS ZERO ON SUCH REVIEW DATE** — The Trigger Price for each Review Date is set at 100% of the Commodity Starting Level. Accordingly, you will receive a payment after the applicable Review Date that will depend on the applicable Review Date if the notes are automatically called, even if the Commodity Return on such Review Date is 0%.

- **EXPOSURE TO THE PLATINUM PRICE —** The Commodity Return reflects the performance of platinum, expressed as a percentage, from the Commodity Starting Level to the official afternoon platinum fixing per troy ounce gross of platinum for delivery in Zurich through a member of the LPPM authorized to effect such delivery, stated in U.S. dollars, as calculated by the LPPM and displayed on Bloomberg under the symbol "PLTMLNPM" on the Observation Date. For additional information, see "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 164-A-I.

- **CAPITAL GAINS TAX TREATMENT —** You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 164-A-I. As described therein, we and you will agree to characterize and treat the notes for U.S. federal income tax purposes as "open transactions". Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, it is reasonable to treat your purchase and ownership of the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. Additionally, because your notes are linked to one or more precious or industrial metals it is possible that the Internal Revenue Service could assert that your notes should be treated as wholly or partially giving rise to "collectibles" gain or loss if you hold your notes for more than one year. "Collectibles" gain is currently subject to tax at marginal rates of up to 28%. You should consult your tax advisor regarding your particular circumstances. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the notes could be treated as "contingent payment debt instruments," as discussed in the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 164-A-I.

  Moreover, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gains as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

  Subject to certain assumptions and representations received from us, the discussion in this section entitled "Capital Gains Tax Treatment", when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in platinum. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 164-A-I dated March 27, 2009.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — If the notes are not automatically called and the Commodity Closing Level has declined by more than 10% from the Commodity Starting Level, you will lose 1.11111% of your principal amount at maturity for every 1% decline in the Commodity Closing Level beyond 10%, as compared to the Commodity Starting Level. **You may lose up to 100% of your initial investment.**

- **CREDIT RISK OF JPMORGAN CHASE & CO. —** The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity or upon an automatic call, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The Commodity Starting Level is an intra-day price of platinum on the next succeeding trading day following the pricing date to be determined on such date in the sole discretion of the calculation agent. Although the calculation agent will make all determinations and take all action in relation to the establishment of the Commodity Starting Level in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Commodity Starting Level, which might affect the value of your notes.

- **LIMITED RETURN ON THE NOTES** — The potential gain on your notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this term sheet, regardless of the appreciation of the Platinum Price, which may be significant. Because the Platinum Price at various times during the term of the notes could be higher than on the Review Dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in platinum.

- **COMMODITY PRICES ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY, WHICH COULD LEAD TO A HIGH AND UNPREDICTABLE VOLATILITY IN THE PLATINUM PRICE** — Market prices of the commodities underlying the Platinum Price tend to be highly volatile. Commodity market prices are not related to the value of a future income or earnings stream, as tends to be the case with fixed-income and equity investments, but are subject to rapid fluctuations based on numerous factors, including changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather and agricultural, trade, fiscal and exchange control policies. Many commodities are also highly cyclical. These factors may have a larger impact on commodity prices and commodity-linked instruments than on traditional fixed-income and equity securities. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. These and other factors may affect the Platinum Price, and thus the value of your notes, in unpredictable or unanticipated ways. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.

- **COMMODITY SPOT CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES** — The commodity spot contracts that underlie the Platinum Price are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the Platinum Price. The effect on the value of the notes of any future regulatory change, including but not limited to changes resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act, which was enacted on July 21, 2010, is impossible to predict, but could be substantial and adverse to your interest. In addition, the United States Congress has considered legislation that might, if enacted, subject us to position limits on positions in certain commodity contracts. Such restrictions may result in a modification of the rules, which may, in turn, have a negative effect on the Platinum Price and your payment, if any, at maturity. Furthermore, we or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the notes, in which case we may, in our sole and absolute discretion, accelerate the payment on your notes. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. Please see "Supplemental Terms of the Notes" in this term sheet.

- **YOUR INVESTMENT IS SUBJECT TO A REINVESTMENT RISK** — If the notes are subject to an automatic call on the first Review Date, the second Review Date or the third Review Date, the holding period over which you would receive your return will be less than the full term of the notes. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk following an automatic call on any of the first three Review Dates.

- **NO OWNERSHIP OF PLATINUM OR OTHER PLATINUM RELATED CONTRACTS** — As a holder of the notes, you will not receive the return you would receive if you had actually purchased platinum or exchange-traded or over-the-counter instruments based on platinum. You will not have any rights that holders of such assets or instruments would have.

- **THERE ARE RISKS ASSOCIATED WITH AN INVESTMENT LINKED TO PLATINUM** — The Platinum Price is primarily affected by the global demand for and supply of platinum. However, since the platinum supply is very limited, any disruptions in platinum supply tend to have an exaggerated effect on the price of platinum. Key factors that may influence prices are the policies in or political stability of the most important producing countries, in particular, Russia and South Africa (which together account for over 90% of production), the size and availability of the Russian platinum stockpiles, as well as the economic situation of the main consuming countries. Platinum is used in a variety of industries and the automotive industry. Demand for platinum from the automotive industry which uses platinum as a catalytic converter, accounts for approximately 80% of the industrial use of platinum. Platinum is also used in the chemical industry, the electronics industry and the dental industry. The primary non-industrial use of platinum is jewelry, which accounts for approximately 40% of the overall demand for platinum. For additional information about platinum, see the information set forth under "The Commodities" in the accompanying product supplement no. 164-A-I.

- **THE PLATINUM PRICE IS DETERMINED BY THE LPPM, AND THERE ARE CERTAIN RISKS RELATING TO THE PLATINUM PRICE BEING DETERMINED BY THE LPPM** — Your notes are linked to the performance of Platinum, which is traded on the LPPM. Investments in securities linked to the value of commodities that are traded on non-U.S. exchanges involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets. The closing price of Platinum will be determined by reference to fixing prices reported by the LPPM. The LPPM is a self-regulatory association of platinum and palladium market participants that is not a regulated entity. If the LPPM should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LPPM price fixings as a global benchmark for the value of Platinum may be adversely affected. The LPPM is a principals' market which operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LPPM trading. For example, there are no daily price limits on the LPPM which would otherwise restrict fluctuations in the prices of LPPM contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. The LPPM has no obligation to consider your interests in calculating or revising the official afternoon platinum fixing per troy ounce gross of Platinum. For additional information about platinum, see the information set forth under "The Commodities" in the accompanying product supplement no. 164-A-I.

- **SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY** — The notes are linked exclusively to the Platinum Price and not to a diverse basket of commodities or a broad-based commodity index. The Platinum Price may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than notes linked to the prices of multiple commodities or a broad-based commodity index.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment upon an automatic call or at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold the notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the Platinum Price on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of platinum;
  - supply and demand trends for platinum;
  - the time to maturity of the notes;
  - interest and yield rates in the market;
  - a variety of economic, financial, political, regulatory, geographical or judicial events that affect platinum or commodities markets generally; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the Platinum Price based on the weekly Platinum Price from January 7, 2005 through August 20, 2010. The Platinum Price on August 17, 2010 was $1,512.00. We obtained the Platinum Prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.



The historical afternoon fixing prices of platinum should not be taken as an indication of future performance, and no assurance can be given as to the Platinum Price on any Review Date. We cannot give you assurance that the performance of platinum will result in the return of any of your initial investment.

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMSI, the agent for this offering. The net proceeds received from the sale of notes will be used, in part, by JPMSI or one of its affiliates in connection with hedging our obligations under the notes. In accordance with NASD Rule 2720, JPMSI may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $10.00 per $1,000 principal amount note. See "Plan of Distribution" beginning on page PS-33 of the accompanying product supplement no. 164-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $10.00 per $1,000 principal amount note.